EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges.  Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense, and amortization of debt issuance costs.

	Six Months Ended June 30,			Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except ratio amounts)

Fixed Charges:
Interest expense excluding deposits	$142,491	92,620	195,169	143,447	116,606	134.797	180,569
Interest portion of rental expense	8,055	6,247	13,871	13,528	12,825	10,782	11,459
Fixed charges excluding interest on deposits	150,546	98,867	209,040	156,975	129,431	145,579	192,028
Interest on deposits	323,006	140,078	353,737	187,195	187,288	285,980	461,587
Fixed charges including interest on deposits	$473,552	238,945	562,777	344,170	316,719	431,559	653,615

Earnings:
Income from continuing operations before income taxes	$433,843	348,491	734,726	617,448	537,411	469,102	448,845
Fixed charges excluding interest on deposits	150,546	98,867	209,040	156,975	129,431	145,579	192,028
Earnings excluding interest on deposits	584,389	447,358	943,766	774,423	666,842	614,681	640,873
Interest on deposits	323,006	140,078	353,737	187,195	187,288	285,980	461,587
Earnings including interest on deposits	$907,395	587,436	1,297,503	961,618	854,130	900,661	1,102,460

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	3.88	4.52	4.51	4.93	5.15	4.22	3.34
Including interest on deposits	1.92	2.46	2.31	2.79	2.70	2.09	1.69